AB INTERNATIONAL GROUP CORP.

144 Main Street

Mt. Kisco, NY 10549

Via EDGAR

March 10, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Babette Cooper

Re: AB INTERNATIONAL GROUP CORP.

Form 10-K for the Fiscal Year Ended August 31, 2024

File No. 000-55979

Dear Ms. Cooper:

I write on behalf of AB International Group Corp., (the “Company”) in response to Staff’s letter of February 27, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K, filed November 26, 2024 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the fiscal year ended August 31, 2024

General

1. It appears that certain of your operations may be conducted in the PRC and/or Hong Kong. We note, for example, on November 27, 2023, the Company acquired mainland China copyrights of 4 movies from All In One Media Ltd. at price of $378,513. Please clarify for us the extent to which your operations are conducted in the PRC and/or Hong Kong. Please revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with Chinabased companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. To the extent the Sample Letter to China-Based Companies requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure at the beginning of Item 1 of Form 10-K; in addition, please include a discussion of the transfer of cash within the company in Item 7 of Form 10-K. In your response, provide us with the proposed revised disclosure you undertake to include in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

In response to this comment, the Company is not based in the PRC or Hong Kong, nor does it have a majority of its operations conducted in the PRC or Hong Kong to require the additional disclosures in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the staff in 2021. The Company is based in Mt. Kisco, New York, and its movie copyright business accounts for approximately 52% of its total operations and the rest of its operations, including the Company’s movie theatre in New York and its NFT licenses, make up the balance. The Company purchases the majority of its movie copyrights from outside of Hong Kong and the PRC and the Company resells the majority of its movie copyrights outside of Hong Kong and the PRC. While the Company does purchase and sell some movie copyrights in Hong Kong and the PRC, the majority of its operations are conducted in the United States. As such, the Company does not believe its occasional purchases and sales in Hong Kong, or the PRC are material such that additional disclosures are warranted.

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Sincerely,

/s/ Chiyuan Deng

Chiyuan Deng

President